

inDinero

moneco

Management Report

Moneco, Inc.

for the period ended 12/31/2022

Prepared by

inDinero, Inc.

Prepared on

3-Feb-23

Management Use Only

Moneco, Inc.
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Brex Cash Account - Primary Cash Account (7312) - 1	250,000.00
1015 Levro USD Checking (3619)	0.00
1020 Levro EUR Checking (4596)	0.00
Total Bank Accounts	**US$250,000.00**
Other Current Assets	
1430 Investment in Securities	429,677.41
Total Other Current Assets	**US$429,677.41**
Total Current Assets	**US$679,677.41**
Fixed Assets	
1600 Intellectual Property	4,250.00
Total Fixed Assets	**US$ 4,250.00**
Other Assets	
1111 Intercompany Receivable - Moneco France	47,293.29
1900 Investment in Subsidiary - Moneco France	1,066.00
1950 Investment in Subsidiary - Moneco Senegal	1,631.99
Total Other Assets	**US$49,991.28**
TOTAL ASSETS	**US$733,918.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2205 Brex Card Account	1,037.93
Total Credit Cards	**US$ 1,037.93**
Other Current Liabilities	
2650 Other Payable	0.00
Total Other Current Liabilities	**US$ 0.00**
Total Current Liabilities	**US$ 1,037.93**
Long-Term Liabilities	
Other Long Term Liabilities	
2700 SAFE	930,041.00
Total Other Long Term Liabilities	**US$930,041.00**
Total Long-Term Liabilities	**US$930,041.00**
Total Liabilities	**US$931,078.93**
Equity	
3100 Common stock	85.00
3150 APIC - Common Stock	4,165.00
3500 Retained Earnings	
Net Income	-201,410.24
Total Equity	**-US$197,160.24**
TOTAL LIABILITIES AND EQUITY	**US$733,918.69**

Moneco, Inc.
Profit and Loss
January - December 2022

	Total
Income	
Total Income	
Gross Profit	**US$ 0.00**
Expenses	
6200 Advertising	131.63
6250 Insurance	1,080.18
6330 Web Services	61,255.42
6400 Legal and Professional Fees	
6410 Accounting Fees	1,900.00
6420 Legal	7,378.40
Total 6400 Legal and Professional Fees	**US$ 9,278.40**
6500 Travel	
6520 Ground Transportation	537.27
6530 Meals and Entertainment	329.37
6540 Travel Insurance	184.43
Total 6500 Travel	**US$ 1,051.07**
6600 Office Supplies	18.92
6700 Utilities	
6720 Phone/Internet	665.27
Total 6700 Utilities	**US$ 665.27**
6800 Contracted Help	
6820 International	107,820.70
Total 6800 Contracted Help	**US$ 107,820.70**
6930 Pre-incorporation Fees	24,435.00
Total Expenses	**US$ 205,736.59**
Net Operating Income	**-US$ 205,736.59**
Other Income	
8000 Miscellaneous Income	
8200 Dividend Income	3,535.10
8300 Refunds	87.91
Total 8000 Miscellaneous Income	**US$ 3,623.01**
8100 Interest Income	1.20
8400 Forex Gain/(Loss)	702.14
Total Other Income	**US$ 4,326.35**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**US$ 0.00**
Net Other Income	**US$ 4,326.35**
Net Income	**-US$ 201,410.24**

Moneco, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

Moneco, Inc. (the "Company") is a corporation organized in February 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.